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                        March 26, 2024

       Dan Ireland
       Vice President, Legal
       Exscientia plc
       The Schr  dinger Building
       Oxford Science Park
       Oxford OX4 4GE
       United Kingdom

                                                        Re: Exscientia plc
                                                            Registration
Statement on Form F-3
                                                            Filed March 21,
2024
                                                            File No. 333-278132

       Dear Dan Ireland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              David Boles